UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940


|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


(Print of Type Responses)
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1. Name and Address of Reporting Person*

     Lewis, Thomas A.
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     (Last) (First) (Middle)
     220 West Crest Street
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                                (Street)
     Escondido, CA  92025
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     (City) (State) (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Realty Income Corporation "O"
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

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4. Statement for Month/Day/Year

     February 2003
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5. If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)


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7.   Individual or Joint/Group Filing (Check Applicable line) |X| Form Filed by
     One Reporting Person |_| Form Filed by More than One Reporting Person
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
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

===================================================================================================================================
:                                        :        :         :         :        4.          :     5.      :            :           :
:                                        :        :         :         :    Securities      : Amount of   :    6.      :           :
:                                        :        :   2A.   :    3.   :  Acquired (A) or   : Securities  :Ownership   :           :
:                                        :        : Deemed  : Trans-  :  Disposed of (D)   :Beneficially :  Form:     :     7.    :
:                                        :    2.  :Execution: action  :(Instr. 3, 4 and 5) :Owned Follow-: Direct (D) :  Nature of:
:                                        : Trans- :Date, if :  Code   : -------------------:ing Reported :    or      :  Indirect :
:                 1.                     : action :  any    :(Instr.8):         :(A):      :Transactions :Indirect (I): Beneficial:
:         Title of Security              :  Date  :mm/dd/yy :---------: Amount  :or : Price: (Instr. 3   : (Instr. 4) :  Ownership:
:             (Instr. 3)                 :mm/dd/yy:         :Code:  V :         :(D):      :    and 4)   :            : (Instr. 4):
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
: Common Stock                           :        :         :    :    :         :     :    :     3,315   :     D      : Note 1    :
:----------------------------------------:--------:-------- :----:----:---------:-----:----:-------------:------------:-----------:
: Common Stock                           :02/26/03:         : M  :    :13,334   : A   :20.625See Next Line     D      :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
: Common Stock                           :02/26/03:         : D  :    :13,334   : D   :34.51   159,108   :     D      :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
===================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
:               :       :        :        :       :            :                 :                :      :   9.   :       :       :
:               :       :        :        :       :            :                 :                :      : Number :       :       :
:               :       :        :        :       :            :                 :                :      :   of   :  10.  :       :
:               :       :        :        :       :            :                 :                :      : Deriv- :Owner- :       :
:               :       :        :        :       :            :                 :                :      : ative  : ship  :       :
:               :       :        :        :       :            :                 :                :      : Secur- : Form  :       :
:               :  2.   :        :        :       :            :                 :                :      : ities  :  of   :       :
:               :Conver-:        :  3A.   :       :     5.     :                 :       7.       :      : Bene-  :Deriv- :  11.  :
:               : sion  :        :Deemed  :       : Number of  :                 :Title and Amount:      :ficially: ative :Nature :
:               :  or   :        :Exec-   :       :Derivative  :        6.       : of Underlying  :   8. : Owned  :Secur- :  of   :
:               : Exer- :        :ution   :  4.   :Securities  :       Date      :   Securities   : Price:Follow- : ity   : In-   :
:               : cise  :  3.    :Date if :Trans- :Acquired (A): Exercisable and :(Instr. 3 and 4):  of  :ing     :Direct :direct :
:               : Price :Trans-  :any     :action :or Disposed : Expiration Date :----------------:Deriv-:Reported:  (D)  :Bene-  :
:     1.        :  of   :action  :(Month/ : Code  :   of(D)    : (Month/Day/Year):        :Amount : ative:Trans-  :or In- :ficial :
: Title of      :Deriv- : Date   : Day/   :(Instr.: (Instr. 3, :-----------------:        :  or   :Secur-:actions :direct :Owner- :
: Derivative    : ative :(Month/ : Year)  :  8)   :  4 and 5)  : Date   : Expira-:        :Number : ity  :        :  (I)  : ship  :
:  Security     :Secur- : Day/   :        :------ :-----:------: Exer-  :  tion  :        :  of   :(Instr:(Instr. :(Instr.:(Instr.:
: (Instr. 3)    :  ity  : Year)  :        :Code V : (A) :  (D) : cisable:  Date  :  Title :Shares :   5) :   4)   :  4)   :   4)  :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
: Options to    :       :        :        :       :     :      :        :        : Common :       :      :        :       :       :
: purchase      :20.625 :02/26/03:        :  M    :     :13,334:        :12/31/09: Stock  :13,334 :      :    0   :  D    :       :
: common stock  :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
===================================================================================================================================

1. IRA FBO Thomas A. Lewis


By: /s/ Thomas A. Lewis                                         2/27/03
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).